UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☐

EXPLANATORY NOTE

On November 18, 2021, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) issued a press release announcing its financial results for the period ended September 30, 2021, as well as its unaudited condensed consolidated interim financial statements for such period. Copies of the press release and the financial statements are furnished hereto as Exhibits 99.1 and 99.2, respectively.

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1, 99.2 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in (i) the condensed consolidated statements of comprehensive income (Unaudited), (ii) the condensed consolidated statements of financial position (Unaudited) and (iii) the condensed consolidated statements of cash flows (Unaudited) included in Exhibits 99.1 and 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-258412).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 18, 2021
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of and for the Three and Nine Month Periods Ended September 30, 2021
99.3	Gambling.com Group Presentation dated November 18, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: November 18, 2021